EXHIBIT 99.2

China Liberal Education Holdings Limited to Hold 2024 Annual General Meeting on November 25, 2024

BEIJING, October 31, 2024 -- China Liberal Education Holdings Limited (Nasdaq: CLEU) ("China Liberal", the "Company", "we", "our", or "us"), a China-based company that provides technological consulting services for smart campus solutions and other educational services, today announced that it will hold its 2024 annual general meeting of shareholders (the "AGM") at 7th Floor, Building 5, No. 2 Zhenxing Road, Changping District, Beijing 102299, People's Republic of China on November 25, 2024, at 9:30 a.m., China Standard Time, for the purposes of considering and, if thought fit, passing each of the proposed resolutions as defined and set forth in the notice of the AGM (the "Proposed Resolutions"). The notice of the AGM and the form of proxy for the AGM are available on the Company's website at http://ir.chinaliberal.com/. The board of directors of the Company fully supports the Proposed Resolutions and recommends that shareholders and holders of ordinary shares vote in favor of the Proposed Resolutions.

Holders of record of shares at the close of business in the Cayman Islands on October 31, 2024 are entitled to notice of and to vote at the AGM. Holders of record of shares on the record date are entitled to one vote per share at the AGM on all proposals considered at the meeting. If you own ordinary shares of the Company, you may vote by proxy or in person at the AGM.

The Company has filed its annual report on Form 20-F, including its audited financial statements, for the fiscal year ended December 31, 2023, with the U.S. Securities and Exchange Commission (the "SEC"). The Company's Form 20-F can be accessed on its website at http://ir.chinaliberal.com/, as well as on the SEC's website.

About China Liberal Education Holdings Limited

China Liberal is an educational services provider headquartered in Beijing, China. China Liberal provides a wide range of services, including technological consulting for Chinese universities to improve their campus information and data management systems, designed to enhance the teaching, operating, and management environment of the universities, thus establishing a "smart campus." Additionally, China Liberal offers tailored job readiness training for graduating students. For more information, please visit the Company's website at http://ir.chinaliberal.com/.

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those using terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. When evaluating these forward-looking statements, you should consider various factors, including our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required by law. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can provide no assurance that these expectations will prove to be accurate, and it cautions investors that actual results may differ materially from the anticipated results. Investors are encouraged to review the risk factors that may affect future results in the Company's most recent annual report on Form 20-F for the year ended December 31, 2023 and in its other filings with the SEC.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Tina Xiao

President

Phone: +1 646-932-7242

Email: investors@ascent-ir.com